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Exhibit 11.1

ALDILA, INC. AND SUBSIDIARIES
COMPUTATION OF NET INCOME PER COMMON SHARE
(In thousands, except per share amounts)

	Twelve months ended December 31,
	2007	2006	2005
BASIC:
Net income	$15,953	$11,236	$13,404
Weighted average number of common shares outstanding	5,433	5,518	5,273

Net income per common share	$2.94	$2.04	$2.54

ASSUMING DILUTION:
Net income	$15,953	$11,236	$13,404
Weighted average number of common shares outstanding	5,433	5,518	5,273
The number of shares resulting from the assumed exercise of stock options reduced by the number of shares which could have been purchased with the proceeds from such exercise, using the average market price during the period	52	73	184

Weighted average number of common and common equivalent shares	5,485	5,591	5,457

Net income per common share, assuming dilution	$2.91	$2.01	$2.46

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  Exhibit 11.1